UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: March 2024 (Report No. 3)

Commission File Number: 001-40753

ICECURE MEDICAL LTD.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

CONTENTS

On March 19, 2024, IceCure Medical Ltd. (the “Company”) issued a press release titled “IceCure Medical Reports Positive Topline Results From ICE3 Cryoablation Breast Cancer Study: Achievement of 96.39% Recurrence Free Rate Brings Company One Step Closer to Providing Women a Non-Surgical Alternative to Lumpectomy,” a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K.

The first two paragraphs and the section titled “Forward Looking Statements” in the press release furnished herewith are incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-258660 and 333-267272) and Form S-8 (Registration Nos. 333-270982, 333-264578, and 333-262620), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release dated March 19, 2024, titled “IceCure Medical Reports Positive Topline Results From ICE3 Cryoablation Breast Cancer Study: Achievement of 96.39% Recurrence Free Rate Brings Company One Step Closer to Providing Women a Non-Surgical Alternative to Lumpectomy.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICECURE MEDICAL LTD.

Date: March 19, 2024	By:	/s/ Eyal Shamir
		Name	Eyal Shamir
		Title:	Chief Executive Officer

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